

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via U.S. Mail</u>
Seon Won
President and Chief Executive Officer
SW China Imports, Inc.
15800 Crabbs Branch Way, Suite 310
Rockville, MD 20855

> **Re:** **SW China Imports, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2013**
> **File No. 333-185571**

Dear Mr. Won:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide the disclosure required by Item 505 of Regulation S-K.

2. On page 29 you state that Mr. Hwang received 30,200,000 shares on February 23, 2011, but on pages 29, 32 and II-1 you state that he received 30,800,000 shares on February 23, 2011; please advise or revise. Also, the chart on page 33 identifies issuances of 6,000,000 and 227,800,000 shares to Mr. Won and issuances of 5,000,000 and 8,200,000 shares to Mr. Hwang, however, the disclosure throughout the rest of your prospectus identifies issuances of 69,200,000 and 227,800,000 shares to Mr. Won and issuances of 30,200,000 and 8,200,000 shares to Mr. Hwang; please advise or revise.

Risk Factors, page 6

3. We note your response to comment 2 in our letter dated January 14, 2013 and the risk factor added on page 10 of the registration statement. Please revise this risk factor to also disclose that your disclosure controls and procedures were not effective. In this regard, we note the conclusions in your Form 10-K for the fiscal year ended December 31, 2011 filed on March 23, 2012 and your Form 10-Q for the fiscal period ended September 30, 2012 filed on October 22, 2012 that your disclosure controls and procedures were not effective.

Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.1

4. Please file an updated legal opinion that reflects the updated number of shares registered on this Form S-1.

Exhibit 23.1

5. Please file an updated auditor's consent with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna L. Peyser, Special Counsel, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: John Ki, Esq.